Filed by Yellow Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

of the Securities Exchange Act of 1934

Subject Company: Yellow Corporation

Commission File No.: 333-108081

Subject Company: Roadway Corporation

Commission File No.: 000-32821

FORWARD-LOOKING STATEMENTS

Certain statements made herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “will,” “look forward to” and similar expressions are intended to identify forward-looking statements.

The expectations set forth in this filing regarding accretion, returns on invested capital, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures and achievement of debt reduction targets are only the parties’ expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as the combined company’s cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company’s actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect both Yellow’s and Roadway’s respective businesses as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of the companies’ respective Annual Reports on Form 10-K for the year ended December 31, 2002 and the “Risk Factors” outlined in Yellow’s Current Report on Form 8-K filed on August 4, 2003 and its Registration Statement on Form S-4, as amended, filed on October 17, 2003. Yellow’s plans regarding the maintenance of the separate Yellow and Roadway brands and networks, the continuation of the Roadway headquarters as a major operational center, the focus on administrative and back office synergies and workforce rationalizations are only its current plans and intentions regarding these matters. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company’s market for its transportation services.

ADDITIONAL INFORMATION

On October 17, 2003, Yellow filed a joint proxy statement/prospectus and Yellow and Roadway will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (“SEC”). Investors are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Yellow free of charge by requesting them in writing from Yellow or by telephone at (913) 696-6100. You may obtain documents filed with the SEC by Roadway free of charge by requesting them in writing from Roadway or by telephone at (330) 384-1717. Yellow and Roadway, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in connection with the merger. Information about the directors and executive officers of Yellow and their ownership of Yellow stock is set forth in the proxy statement for Yellow’s 2003 Annual Meeting of Stockholders and the joint proxy statement/prospectus related to the proposed merger. Information about the directors and executive officers of Roadway, their ownership of Roadway stock and their interests in the proposed merger transaction is set forth in the proxy statement for Roadway’s 2003 Annual Meeting of Stockholders and the joint proxy statement/prospectus related to the proposed merger.

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Press release of Yellow Corporation dated November 20, 2003.

10990 Roe Avenue
Overland Park, KS 66211-1213
(913) 696-6100
(913) 696-6116 FAX
N E W S R E L E A S E
Y E L L O W C O R P O R A T I O N

November 20, 2003

For Immediate Release

YELLOW CORPORATION TO ISSUE AN ADDITIONAL $20 MILLION OF CONTINGENT CONVERTIBLE SENIOR NOTES DUE 2023, BRINGING THE TOTAL TO $150 MILLION

OVERLAND PARK, KAN. – Yellow Corporation (NASDAQ: YELL) (“Yellow”) announced today that it will issue an additional $20 million of 3.375% Contingent Convertible Senior Notes due 2023 (the “notes”) pursuant to the exercise of the initial purchasers’ overallotment option. The notes will be issued under Rule 144A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are in addition to the $130 million of notes announced on November 19, 2003. On the November 25, 2003 settlement date, Yellow will receive net proceeds, after discounts and commissions and before interest, of $145.5 million from the sales.

The notes have an annual interest rate of 3.375% and are convertible into shares of Yellow common stock at a conversion price of $46.00 per share and upon the occurrence of certain other events. The notes may not be redeemed by Yellow for nine years, but are redeemable at any time thereafter at par. Holders of the notes have the option to require Yellow to purchase their notes at par on November 25, 2012, 2015 and 2020, and upon a change in control. These terms and other material terms and conditions applicable to the notes are governed by the indenture governing the notes. Yellow expects to use the net proceeds from the offering as part of the financing for its proposed acquisition of Roadway Corporation (NASDAQ: ROAD) and, if such transaction is not completed, for general corporate purposes.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The notes and the common stock issuable upon conversion of the notes have not been registered under the Securities Act, or the securities laws of any other jurisdiction. Unless the notes are registered, the notes and the common stock issuable upon their conversion may be offered or sold only in transactions that are exempt from registration under the Securities Act and other applicable security laws.

Yellow Corporation, a Fortune 500 company, is a holding company that through wholly-owned operating subsidiaries offers its customers a wide range of asset and non-asset-based transportation services integrated by technology. Its largest subsidiary, Yellow Transportation, offers a full range of regional, national and international services for the movement of industrial, commercial and retail goods. Meridian IQ is a non-asset global transportation management company that plans and coordinates the movement of goods worldwide. Yellow Technologies provides innovative technology solutions and services exclusively for Yellow Corporation companies. Headquartered in Overland Park, Kansas, Yellow Corporation employs approximately 23,000 people.

Roadway Corporation, a Fortune 500 company included in the Dow Jones Transportation Average, is a holding company that through wholly-owned operating subsidiaries offers its customers a wide range of asset and non-asset-based transportation services. Its principal subsidiaries include Roadway Express and Roadway Next Day Corporation. Roadway Express is a leading transporter of industrial, commercial and retail goods in the two to five day regional and long-haul markets. Roadway Next Day Corporation is focused on business opportunities in the shorter-haul regional and next day markets. Headquartered in Akron, Ohio, Roadway Corporation employs approximately 27,000 people.

Analyst Contact: Stephen Bruffett
Yellow Corporation
913-696-6108
steve.bruffett@yellowcorp.com

Media Contact: Suzanne Dawson
Linden Alschuler & Kaplan
212-329-1420
sdawson@lakpr.com